

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2020

Christian Schade
Chairman and Chief Executive Officer
Aprea Therapeutics, Inc.
535 Boylston Street
Boston, MA 02116

      Re: Aprea Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed November 12, 2020
           File No. 333-250041

Dear Mr. Schade:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason L. Drory at 202-551-8342 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Life Sciences

cc: Istvan A. Hajdu, Esq.